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August 18, 2005	Writer’s Direct Contact 858/720-5198 SRowles@mofo.com
Via Edgarlink and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Russell Mancuso, Branch Chief Ms. Kaitlan Tillan, Assistant Chief Accountant Mr. Tom Jones Mr. Eric Atallah

Re:	Endocare, Inc.
Draft of Amendment to Annual Report on Form 10-K
For the fiscal year ended December 31, 2004
Provided July 27, 2005
and Quarterly Report on Form 10-Q
For the fiscal quarter ended March 31, 2005
File No. 0-27212
Ladies and Gentlemen:
This letter is being filed on behalf of our client, Endocare, Inc. (the “Company”), to provide additional information in response to Comment #5 in the letter received from the staff of the Securities and Exchange Commission (the “Staff”) on August 4, 2005 (the “Staff Letter”) with respect to the draft amendment to the Company’s Form 10-K previously provided to the Staff (the “Form 10-K Amendment”).
In addition to the Company’s consideration of paragraph 37 of APB No. 20 “Accounting Changes,” as described in our letter dated August 12, 2005, the Company has considered the guidance under SAB 99 relating to materiality. That SAB expressed the Staff’s view that exclusive reliance on certain quantitative benchmarks to assess materiality in preparing or auditing financial statements is inappropriate. The SAB states that the Staff has no objection to the use of a percentage threshold as an initial assessment of materiality, but exclusive use of such thresholds has no basis in law or in the accounting literature. The Staff stresses that

August 18, 2005
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evaluations of materiality require registrants and auditors to consider all of the relevant circumstances. Some of the circumstances listed in the SAB that should be considered are:
•	whether the misstatement masks a change in earnings or other trends,

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise,

•	whether a misstatement changes a loss into income or vice versa,

•	whether the misstatement concerns a segment of the registrant’s business that plays a significant role in the registrant’s present or future operations or profitability,

•	whether the misstatement affects compliance with loan covenants or other contractual requirements,

•	whether the misstatement has the effect of increasing management’s compensation.
The gain on divestiture was disclosed as a separate line item in the 2003 consolidated statement of operations. In addition, the nature of the gain, the circumstances giving rise to the gain and the impact of the divestiture on revenues and cost of sales was prominently disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the Consolidated Financials Statements. Management, along with the Company’s auditors, has concluded that the prominence and the depth of these disclosures sufficiently provides the financial statement users a clear understanding of the gain and its impact on net income and future operations. As discussed in our response letter dated July 11, 2005, inclusion of the gain in non-operating income was intended to provide a more accurate depiction of the Company’s operating results. The original classification did not mask a change in earnings nor would have impacted analysts’ consensus expectations given that the Company has been delisted since January 2003. The reclassification lowered total operating loss by $8.6 million. The Company had no loan covenants or contractual requirements based on operating results and the gain on divestiture did not impact management’s compensation. The reclassification of the $700,000 loss on divestiture in 2004 was insignificant to total 2004 operating expenses of over $69 million as explained in our response letter dated July 11, 2005.
As such, management and Ernst & Young, the Company’s auditors, believe that the initial classification of the gain as non-operating income did not render the financial statements taken as a whole to be materially misleading and that reference to a restatement in the auditor’s report and the dual-dating of the report is not warranted.
* * * * * *
The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the related Exchange Act filings as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.

August 18, 2005
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Please direct any further comments or questions regarding this response letter to me at (858) 720-5198 or my colleague Clint Davis at (858) 720-5176. Our facsimile number is (858) 720-5125.
Very truly yours,
/s/ Steven G. Rowles
Steven G. Rowles

cc:	Michael R. Rodriguez, Endocare, Inc. Kevin Keating, Endocare, Inc.